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                                  EXHIBIT 99.1

                                  Press Release

1.   ANNOUNCEMENT OF NEW MANAGEMENT APPOINTMENTS

               Baan Company Announces New Management Appointments
        Jim Mooney Becomes CFO; Klaas Wagenaar Moves to Operational Role

BARNEVELD, The Netherlands and RESTON, Va., March 23-- Baan Company N.V. (ASE:
BAAN; Nasdaq: BAANF), a leading global provider of business software, today announced the appointment of James F. Mooney to the position of Chief Financial Officer (CFO) and Klaas Wagenaar, the current CFO, as Executive Vice President, Operational and Strategic Initiatives. Prior to joining Baan Company, Mr. Mooney was with IBM Corporation in Armonk, New York, USA, where he most recently held the title of Vice President and Chief Financial Officer, Americas. During his 19-year career with IBM, Mr. Mooney played a critical role in driving profitability and enhancing margins in key operating areas throughout the company; and he was directly involved in reengineering IBM's business over the last 5 years, with primary focus on substantially growing IBM's strategic reseller network and growing the services side of the business. It is expected Mr. Mooney will add the same critical drive for revenue growth and enhanced earnings within the Baan Company, as well as further strengthening the robustness and responsiveness of the worldwide finance organization. In addition to his responsibilities as CFO, where he will report to Baan Chairman and CEO Tom Tinsley, Mr. Mooney is expected to be nominated to serve on Baan Company's Management Board (subject to shareholder approval).

"Jim Mooney brings to Baan Company an impressive mix of strategic financial management skills, international experience and process focus to grow businesses," said Tinsley. "His appointment is an endorsement of Baan Company's ability to attract top management players in a highly competitive marketplace."

Mooney succeeds Klaas Wagenaar, who will move to the role of Executive Vice President, Operational and Strategic Initiatives, reporting to Company President Mary Coleman. Mr. Wagenaar will coordinate the continuing realignment of the business along functional lines, and serve as the link between the regional and country operations, and the global functions. He will also be responsible for creating a more centralized corporate infrastructure, and he will work with the Management Board in identifying and driving key strategic partnerships and initiatives for the Company. Mr. Wagenaar is also expected to be nominated to the Management Board.

"When Klaas assumed the CFO position in the fall of `97, it was with the understanding that he would eventually transition to a full-time operational role," said Tinsley. "Given Klaas's role in the company over the last year and a half, he has tremendous visibility into the Company's operational needs, as well as its strengths. This new position will provide Klaas a strong platform to improve our operational effectiveness on a global basis, and will result in stronger operational controls going forward."

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About Baan Company

Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading provider of enterprise business software. Baan Company's comprehensive package of best-in-class, component-based applications for front office, corporate office and back-office automation are in use at approximately 12,000 customer sites worldwide. Baan Company's products reduce complexity, improve core business processes, are faster to implement and use, are more flexible than our competitors' in adapting to business changes, and optimize the management of information throughout the entire value chain.

Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.